Exhibit 99.1

Borr Drilling Limited – Paal Kibsgaard recommended as new Chairman of the Board

The Board of Borr Drilling has based on the unanimous decision from the nomination committee, decided to recommend Paal Kibsgaard as new Chairman of the Board of Borr Drilling. The election will take place at the annual general meeting to be held on September 27, 2019.

Mr. Kibsgaard has through his 27 years of experience, a deep knowledge of the oil and gas industry. He has held a variety of global senior management positions at Schlumberger Limited, including Chairman and CEO, COO, President of the Reservoir Characterization Group, VP of Engineering, Manufacturing and Sustaining, and VP of Human Resources. A petroleum engineer, with a master degree from Norwegian Institute of Technology, he began his career in 1992 working for Exxon Mobil.

Mr. Kibsgaard will replace Mr. Fredrik Halvorsen as a member of the Board, who will resign as a Director effective September 1, 2019. Mr. Halvorsen has played an instrumental role in the build-up of Borr, and the Board would like to thank him for his valuable contributions to the Company.

Tor Olav Troim said in a comment; “We are delighted that Mr. Kibsgaard will join the Board of Borr Drilling. Through his experience, knowledge and network, we are convinced that he will add significant value and credibility to the Company. The business model used in shallow-water drilling is gradually moving from being day-rate based to a more integrated service model. At the same time, we see the strong focus from our customers to contract modern and more efficient drilling rigs. Borr Drilling is in a leading position to take full advantage of both these emerging industry trends, and by appointing Paal Kibsgaard as our new Chairman, we have secured a world-class resource to chair our Company going forward.”

Paal Kibsgaard said in a comment; “I am excited to join the Board of Borr Drilling at a time when the activity in the shallow-water drilling market is showing strong signs of recovery. Borr has over the past years established themselves as a clear leader in the high specification jack-up rig market, with the largest and youngest rig fleet in the industry. I look forward to working with the rest of the Board of Directors and the strong management team that is in place. The initial focus will be to increase the utilisation of the existing assets by adding more contracts, develop the business model and at the same time continue to deliver a best in class safe and efficient drilling service. Through these measures we should significantly strengthening the financial returns from our existing assets, to the benefit of our customers, employees, partners and shareholders.”

Tor Olav Troim will continue to serve on the board as Vice Chairman. Mr Patrick Schorn will continue to be Schlumberger ‘s representative on the board.

Hamilton, Bermuda
22 August 2019

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.